September 27, 2019

VIA EDGAR

Mses. Effie Simpson, Theresa Brilliant and Susan Block and Mr. John Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   Charlie's Holdings, Inc.
         Registration Statement on Form S-1 Filed July 11, 2019
         File No. 333-232596

Ladies and Gentlemen:

This letter is submitted on behalf of Charlie’s Holdings, Inc. (the “Company”) in response to comments of the staff of the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on July 11, 2019, as set forth in your letter dated August 7, 2019 (the “Comment Letter”), addressed to Brandon Stump, Chief Executive Officer of the Company. The Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (the “S-1/A”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Form S-1 filed July 11, 2019

Cover Page

1.
Please indicate that the selling shareholders will sell at a fixed price per share or a bona fide price range, while your stock is traded on the OTC Pink Marketplace. Please revise throughout.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the cover page of the S-1/A and the applicable disclosure throughout the prospectus contained within the S-1/A have been revised to disclose that shares offered by the selling shareholders pursuant to the prospectus will be sold at a fixed price until the Company’s common stock is quoted on the OTCQB tier of the OTC Markets.

Recent Developments
The Share Exchange, page 4

2.
Please refer to the fourth paragraph in this section. We note the disclosure that the outstanding share amount assumes the Articles of Incorporation are amended to effect the increase in the number of authorized shares. We note however that the "Description of Capital Stock," at page 82 discloses that the Company's authorized capital stock currently consists of 50 billion. Please revise for consistency, or advise.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised both the “Recent Developments” and the “Description of Capital Stock” sections of the prospectus contained within the S-1/A to clarify that, following the filing of the Company’s Amended and Restated Articles of Incorporation with the State of Nevada on June 27, 2019, the Company’s authorized common stock now consists of 50 billion shares.

Risk Factors
We rely on contractual arrangements with Don Polly, page 10

3.
We note the disclosure that you rely on contractual arrangements with Don Polly, a consolidated variable interest entity, for your CBD-related operations. Please file the relevant contracts for these contractual arrangements as exhibits to this filing, or advise.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the exhibit index of the S-1/A has been revised to include both the License Agreement and the Services Agreement entered into by Charlie’s Chalk Dust, LLC, a wholly-owned subsidiary of the Company, and Don Polly on June 5, 2019, which agreements were originally filed as exhibits to the Current Report on Form 8-K filed by the Company on June 11, 2019.

Possible yet unanticipated changes in federal and state law, page 13

4.
We note you indicate many states have adopted laws and regulations that allow for the production of hemp and hemp derived products within their territories. Please clarify the number of states that do not allow for the sale of your vapor products containing hemp- derived CBD, if applicable.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the disclosure within the “Risk Factors” section of the prospectus contained within the S-1/A to include the number of states that do not allow for the sale of the Company’s vapor products containing hemp-derived CBD.

Recent Developments
Share Exchange, page 28

5.
We note the disclosure that the primary business operations of the Company following the share exchange consisted of those of Charlie's, and more recently Don Polly. Please briefly expand to explain how Don Polly became part of your business operations recently.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the prospectus contained within the S-1/A now includes disclosure describing how Don Polly became a part of the Company’s business operations, including a description of the License Agreement and the Services Agreement noted in the Company’s response to comment no. 3 above.

Manufacturing and Distribution, page 31

6.
We note your disclosure that you work with manufacturing partners and distributors. Please file any material contracts related to manufacturing and distributing, or advise.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has carefully evaluated all current contracts with its manufacturing partners and distributors, and has determined that each contract was made in the ordinary course of business, and that none of the existing contracts with manufacturing partners and distributors are material to the Company.

Selling stockholders, page 71

7.
Please briefly discuss here the transactions from which the selling shareholders acquired their shares.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the disclosure within the “Selling Stockholders” section of the prospectus contained within the S-1/A to include a brief description of the transactions by which the selling stockholders acquired the shares included in the selling stockholders table.

Signatures, page 87

8.
Please also include the signature of your controller or principal accounting officer, in the second signature block.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the signature page to note that David Allen, the Company’s Chief Financial Officer, is signing both as principal financial and principal accounting officer for the Company.

General

9.
Please revise your prospectus summary to further describe your capital structure. For example please explain the conversion mechanism of your Series A Convertible Preferred Stock, the number of votes per share for that class of securities, the number of shares of voting common stock represented by that class of securities on an as converted basis, and what percentage of votes that may be cast this represents. Additionally, add a separate risk factor discussing these matters.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the prospectus summary to include a description of its capital structure following the completion of the Share Exchange, the filing of the Amended and Restated Charter and the conversion of all outstanding shares of Series B Preferred into shares of common stock, and the applicable voting percentages held by the common stockholders and holders of the Company’s Series A Preferred. In addition, the Company revised the risk factor with the heading "Our significant stockholders may have certain personal interests that may affect the Company" appearing on page 9 of the prospectus contained within the S-1/A to address the risk associated with the voting percentages held by certain stockholders.

10.
We note the statements on pages 4 and 9 that Brandon Stump and Ryan Stump currently own "in excess of 50%" of your issued and outstanding voting securities. Please revise these statements to disclose the actual voting percentage.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the applicable statements throughout the prospectus contained within the S-1/A to disclose the actual voting percentage collectively owned by Brandon Stump and Ryan Stump.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (619) 272-7063.

Very truly yours,

/s/ Jessica R. Sudweeks
Jessica R. Sudweeks
Partner
Disclosure Law Group, a Professional Corporation

cc:
Mr. Brandon Stump
Chief Executive Officer
Charlie’s Holdings, Inc.

Mr. David Allen
Chief Financial Officer
Charlie’s Holdings, Inc.